UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Determination of Eligibility as a “High Dividend Company”

On March 23, 2026, Woori Financial Group Inc. (the “Company”) disclosed that it has determined that it met the requirements to be eligible as a “high dividend company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation, in furtherance of its 2026 Corporate Value Enhancement Plan as disclosed on its website (www.woorifg.com) on February 6, 2026.

Key Details

Eligibility as a “high dividend company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation	Eligible
	Dividend payout ratio for the immediately preceding business year (2025) (%)	32.0
	Amount of dividends for the immediately preceding business year (2025) (KRW)	998,467,866,200
	Amount of dividends for the business year prior to the immediately preceding business year (2024) (KRW)	891,045,067,200
	Dividend growth rate from 2024 to 2025 (%)	12.1

Other important details to be considered for investment decisions

- The Company has determined whether its dividends (which are sourced from the reduction of capital reserves and subsequently transferred to retained earnings, pursuant to Article 461-2 of the Commercial Act) are subject to the application of Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation. Such determination is based on the ‘Corporate Value-up Plan Guideline FAQ’ issued by the Korea Exchange and the ‘Response from the Ministry of Finance and Economy to the Korea Listed Companies Association.’ Should relevant government authorities or related institutions provide a different interpretation in the future, the Company will communicate such changes through subsequent disclosures.

- Separately from its eligibility as a “high dividend company,” the Company initiated non-taxable dividends pursuant to Article 461-2 of the Commercial Act since its year-end dividends for the 2025 fiscal year. As such, such dividend payments are not considered to be dividend income under the Income Tax Act and Corporate Tax Act, and are thus not taxable income. However, pursuant to the relevant regulations, in the case of Korean residents who qualify as certain large shareholders, such dividends are excluded from dividend income only up to the limit of the book value of the shares held by such resident.

The determination that the Company qualifies as a “high dividend company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation is based on the Company’s internal assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 23, 2026	By: /s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President